Exhibit 7.1

Calculation of Ratio of Earnings to Fixed Charges (times)

The ratio of earnings to fixed charges is determined using the following applicable factors:

Earnings available for fixed charges are calculated, first, by determining the sum of: (a) net profit before taxation and the Unilever Group’s share of net profit/(loss) of joint ventures and associates; (b) dividend income receivable from joint ventures and associates; and (c) fixed charges, as defined below.

Fixed charges are calculated as the sum of: (a) finance costs (both expensed and capitalized); and (b) one-third of lease costs (e.g., that portion of rental expense that is representative of the interest factor).

Earnings to Fixed Charges	€ million 2014	€ million 2013	€ million 2012	€ million 2011	€ million 2010
Earnings
Net profit	5,515	5,263	4,836	4,491	4,465
Add: Taxation	2,131	1,851	1,697	1,575	1,486
(Less)/Add: Share of net profit/(loss) of joint ventures and associates	(98)	(113)	(105)	(113)	(111)
Add: Dividend income receivable from joint ventures and associates	131	110	119	111	141
Add: Fixed charges	678	663	712	691	634

	8357	7,774	7,259	6,755	6,615

Fixed charges
Finance costs	500	500	526	540	480
Add: One-third of lease costs	178	163	186	151	154

	678	663	712	691	634

Ratio of earnings to fixed charges (times)	12.3	11.7	10.2	9.8	10.4